Exhibit 99.2

SILVER QUEST DISCLOSURE MEMORANDUM

To:       New Gold Inc.
Date:    October 16, 2011

This memorandum constitutes the Silver Quest Disclosure Memorandum referred to in the letter agreement dated October 16, 2011 between Silver Quest Resources Ltd. And New Gold Inc. (the “Letter Agreement”).  All terms not otherwise defined herein have the meaning ascribed to such terms in the Letter Agreement.  All information provided is given as at the date hereof unless otherwise indicated.

The Letter Agreement and this Silver Quest Disclosure Memorandum are to be read and understood as an integrated document and, as such, each of the exceptions, qualifications, limitations or other disclosures set forth herein shall be deemed incorporated by reference into the Letter Agreement as if they were contained therein.

1.	Sections 1(a) and 4(l) - Silver Quest Securities

	Unlimited Common Shares without par value
	Number	Cash Value (C$)
Outstanding common shares	109,983,033
Outstanding Silver Quest Warrants	6,119,746	6,908,498.30
Outstanding Silver Quest Options	7,776,000	4,227,900.00
Fully-diluted common shares	123,878,779

Please see attached Appendix 2 for details of exercise prices, vesting and expiry dates of outstanding convertible securities of Silver Quest.

In addition to the common shares issuable upon exercise of the Silver Quest Options and Silver Quest Warrants, an aggregate of 200,000 common shares are issuable pursuant to three mineral property purchase option agreements in respect of the Capoose Project (required to be issued in order for Silver Quest to earn its interest in the properties subject to such agreements).

Further, an aggregate of 2,400,000 common shares are issuable pursuant to six mineral property purchase option agreements in respect of the properties in Yukon territory, of which an aggregate of 601,000 common shares must be issued prior to December 31, 2011 in order to maintain three of the six purchase option agreements in good standing, plus an aggregate of $175,000 in cash payable prior to December 31, 2011 on those same three mineral properties.

2.	Sections 4(b) and 4(o) – Encumbrances

Not applicable.

3.	Section 4(c) – Agreement or option to purchase asset and required consents of third party or regulatory authority

See Appendix 1 – property commitments attached.

Most of the properties comprising the Capoose project and the properties in the Yukon are burdened by NSR royalties. The royalty rates are shown in Appendix 1.

Most of the properties have a buy-down provision by which Silver Quest can reduce the rate of royalty by making a one-time lump sum payment.  Two properties (JAG and [Redacted]) also provide for the payment of advance royalties and virtually all the Purchase Option Agreements (“POA”) provide that any transfer of an interest by Silver Quest in the property subject to the POA will require the transferee to commit in writing to assume the transferor’s obligations and liabilities, and some require the Optionor’s consent (not to be unreasonably withheld).

Most of the POAs also provide that if Silver Quest elects to terminate the agreement prior to the option being exercised, the claims must be returned with at least one year’s assessment work (in some cases, two years’ assessment work) credited to the claims.

The various property agreements are summarized below:

Capoose Project

BOT

Royalty buy-down of two-thirds of the NSR (i.e, 1.0% of the 1.5% NSR) can be purchased at any time for $2 million. All or part of the claims are freely transferable, provided transferee covenants to perform the obligations of Silver Quest in respect of the interest acquired.

BUCK

Royalty and assignment provisions are identical to those applicable to the BOT claims

CAPOOSE

(Bearclaw agreement – covers a single claim, referred to as the Capoose claim – as distinguished from the Capoose Project, which encompasses all the claims shown under the “Capoose” heading in Appendix 1).  2.25% NSR, four-sevenths of which (i.e., 1% of the 2.25%) can be purchased at any time for $1.5 million. Transferee must agree to assume the obligation for payment of the NSR applicable to any interest that Silver Quest wishes to transfer.  There is a 2 kilometre Area of Interest from the external boundaries of the property.  Any claims within the Area of interest will be subject to the NSR royalty applicable to the Capoose claim.

FAWN & BUCK

The property agreement is to form a 75% (Silver Quest)/25% vendor joint venture.  The agreement has a right of first refusal provision. If a Participant’s interest in the JV is diluted to 10%, it automatically converts to a 2% NSR and the remaining Participant gets a 100% interest in the Property.  There is a buy-down provision, exercisable up to 90 days after Commercial Production is achieved, to buy-down one-half (i.e., 1%) of the NSR for $1 million.

THE RESULTS OF THIS YEAR’S DRILLING HAS JUST BEEN RECEIVED. THE ASSAYS ARE DISAPPOINTING AND CONTINUING THE AGREEMENT ON THE EXISTING TERMS (WHICH CALLS FOR A CASH PAYMENT OF $90,000 WITHIN THE NEXT 30 DAYS AND A VERY SUBSTANTIAL REMAINING WORK COMMITMENT TO EARN THE JV INTEREST) CANNOT BE JUSTIFIED.  ACCORDINGLY, SILVER QUEST WILL ALLOW THE AGREEMENT TO TERMINATE.

JAG

2.0% NSR royalty, with a buy-down provision (one-half, i.e., 1% for $1million) exercisable at any time after the Option has been exercised. Advance royalty of $20,000 per year commencing July 4, 2013.  Advance royalties paid will be creditable against production royalties and the buy-down amount (to the extent they have not been credited against production royalties).  Assignment provisions similar to BOT agreement.  If Silver Quest decides to surrender any claims after having exercised the option, it must give notice to the vendor. Claims conveyed back to the vendor must have two years assessment work credited.

SILVER TREND

These claims were staked by Silver Quest, but because most of them fall within the Area of Interest of the Capoose (Bearclaw) agreement, they will be subject to the royalty terms applicable to the Capoose claim.

The Silver Trend claims are subject to an agreement with Teck Resources, which holds a right of first offer/right of first refusal over any disposition of all or any part of the Silver Trend claims. The agreement with Teck also requires Silver Quest to give notice to Teck of any proposed abandonment and if Teck elects to acquire the claims that are being proposed for abandonment, they must be transferred to Teck with a minimum of 90 days assessment work.

3Ts Project

BOT

Terms identical to the Bot claims forming part of the Capoose Project.

TAKEN

Subject to a sliding scale NSR:

● 2.0% for gold price less than US $325 per ounce;

● 2.5% for gold price between $325 and $375;

● 3.0% for gold price between $375 and $450; and

● 4.0% for gold price greater than $450.

NSR can be bought down to 1% NSR by paying $2 million in cash per 1%. Interest is freely assignable, provided assignee covenants to be bound by a the terms of the agreement.

TAM 1 & 2

Subject to a 1% NSR, one half of which can be bought down for $250,000. If Silver Quest decides to drop the property, it must return the claims to the vendor with sufficient assessment credits that they will be in good standing for at least 30 days.

TSACHA

A 2% royalty payable to Teck Resources, applicable to the Tsacha, Tam 1 & 2 and the Taken claims. If the property advances to commercial production, a one-time payment of $5.00 per ounce multiplied by the estimated number of ounces of gold in the reserve and resource categories included in the feasibility study upon which a decision to place the property into production is based. If Silver Quest sells, leases or options the Property to a third party before December 31, 2013, Silver Quest will pay Teck 10% of the gross proceeds.

Yukon Projects

BOULEVARD

2% NSR, subject to a buy-down of one-quarter (i.e., 0.5% of the NSR) for $750,000. If Silver Quest announces during the option period and for a period of five years from having fully exercised the Option a mineral resource estimate of a minimum of 1 million ounces of gold in at least the “indicated”category, (43-101 compliant) Silver Quest will, within five days issue an additional 1 million of its common shares to the optionor.

If Silver Quest, prior to earning its 100% interest, acquires open mineral claims through staking within any one of the 2006 Project Areas it shall grant the optionor a 2% NSR in such claims and issue the optionor 100,000 of its common shares. There are five such Project Areas, so conceivably Silver Quest could be obliged to issue a maximum of 500,000 additional common shares pursuant to this provision. Silver Quest will have the right to buy back at any time up to one-half (i.e., 1.0% of the NSR) in respect of each Project Area for $1,000,000.

The agreement is silent on assignability and there is no provision dealing with the dropping of any of the mineral claims.

The parties were supposed to have entered into a definitive Option Agreement by January 20, 2010, but this was never done.

PROSPECTOR MOUNTAIN

An option to earn up to a 70% interest in the property and form a 70/30 joint venture. Property is subject to a 2.0% NSR royalty.  Silver Quest must keep property in good standing and file assessment work to the maximum amounts permissible under the Yukon Quartz Mining Act. There is a 10 kilometre Area of Interest from the external boundary of the claims

If the agreement is terminated for any reason other than because the option has been exercised, Silver Quest must leave the property in good standing with respect to the filing of assessment work for a period of at least 12 months.

If Silver Quest proposes to abandon or surrender any part of the property, it must first give notice to optionor, and if optionor so desires, Silver Quest shall transfer the claims proposed for abandonment of surrender to the optionor.

Assignments permitted with consent of optionor, such consent to be not unreasonably withheld, and transferee agreeing to perform all of the obligations required of Silver Quest.

Mutual right of first refusal on any offer submitted to acquire the party’s interest.

There is an Underlying Agreement pursuant to which the vendor in the Underlying Agreement is to receive 500,000 common shares upon delivery of a Bankable Feasibility Study.  This obligation is to be shared by the optionor and Silver Quest in proportion to their respective JV interests.

POKER, [Redacted], CCR, TIGER AND WIT Purchase Option Agreements

All contain similar terms. A 2% NSR royalty, one half of which can be bought down for payments ranging between $1 and $2 million, depending on the agreement. In the event of termination of the option agreement other than because the option is exercised, the property must be returned with a minimum of 12 months’ assessment work filed. Transfer of an interest requires consent of optionor, such consent not to be unreasonably withheld, and transferee to covenant to assume the obligations and liabilities of Silver Quest.

YCS

This agreement involves a swap of claims to resolve overstaking by both parties.  Certain claims that YCS transferred to Silver Quest are subject to a 2% royalty in favour of YCS and others transferred from Silver Quest to YCS are subject to a 2% royalty in favour of Silver Quest.  One half of a party’s 2% NSR royalty may be bought down with a payment of $1 million. If a party desires to abandon any claims it must give notice to the other party and if the other party so elects, the party desiring to abandon shall complete title transfer documents for the transfer of the claims to the electing party, all at no cost to the electing party.

****

The completion of the Transaction on the part of Silver Quest will require the consent of its shareholders[, minority approval], its optionholders, the British Columbia Supreme Court and the TSX-V.

4.	Section 4(f) – Financial advisory fee, broker’s commission, etc.

[Redacted]

5.	Section 4(g) – Severance or termination payments

	Salaries (C$)(1)	Benefits (C$)(2)
Staff (8 people)	302,550	31,088
Management (3 people)	1,085,000	25,579
Total	1,387,550	56,667

Notes:

(1)	Salaries payable assumes Closing to occur no later than December 31, 2011.
(2)
Silver Quest pays the premiums on benefits provided by Wawanesa under a group policy for employees terminated pursuant to “change of control” provisions in their letters of employment of a period ranging between 6 and 36 months (depending on the individual).

6.	Section 4(s) – Material existing or potential liability or obligation

On September 6, 2011, a new office lease for 5,868 square feet was executed between Silver Quest and [Redacted] with a start date of January 1, 2012 and an end date of December 31, 2015.  The new office lease contains the following base rates and estimated operation costs: [Redacted]

7.	Obligations, debt and liabilities relating to the Properties

Silver Quest has no debt that relates to the Properties.

Field work on the Capoose project ended on October 15, 2011.  There are a number of goods and services that have been provided by suppliers and contractors over the last four to six week that have not been invoiced. Silver Quest has estimated $500,000 to cover anticipated costs to be incurred through the end of the year, the bulk of which will be the charges from the drilling and camp contractors for the period from mid-September to mid-October, assaying that is in process, driller demobilization charges and miscellaneous charges.

The Davidson Property is under the sole control and direction of New Gold Inc. as Operator of the Davidson Joint Venture.  Silver Quest has no authority to contract for (and has not contracted for) goods and services for the Davidson Property and accordingly, has not provided any accrual for expenses that relate to the Davidson Property.

Silver Quest completed a brokered private placement financing of flow through shares on July 20, 2011 for proceeds of $5,019,694.80. [Redacted] the definitive allocations will have to be made on actual expenditures incurred through December 2011, not accruals.

[THE REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

SILVER QUEST RESOURCES LTD.

By: “Randy C. Turner”
Name: Randy C. Turner Authorized Signing Officer